Filed by AMCI Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AMCI Acquisition Corp. II

Commission File No. 333-264811

Date: October 24, 2022

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

Joint Media Release

Monday, 24 October 2022

LANZATECH AND WOODSIDE ENERGY ANNOUNCE STRATEGIC COLLABORATION

Woodside Energy (ASX: WDS) and LanzaTech NZ, Inc. (LanzaTech), a US-based carbon capture and transformation company, have announced a strategic collaboration with the signing of a Strategic Framework Agreement.

Under the Strategic Framework Agreement Woodside will, in collaboration with LanzaTech and subject to a positive final investment decision, design, construct, own, maintain and operate pilot facilities relating to LanzaTech’s technologies. The Strategic Framework Agreement also allows Woodside and LanzaTech to explore opportunities for the potential commercial scale-up of LanzaTech’s technology, which seeks to convert greenhouse gas emissions into new products.

In conjunction, Woodside has entered into a Subscription Agreement for a US$50 million investment in the common stock private investment in public equity (PIPE) of AMCI Acquisition Corp. II (AMCI) (Nasdaq: AMCI), with which LanzaTech is expected to merge in a previously announced business combination transaction. The Strategic Framework Agreement and Woodside’s PIPE investment are conditional on closing of the proposed business combination between LanzaTech and AMCI. Upon closing, the combined company is expected to trade on Nasdaq under the ticker symbol “LNZA”.

Woodside’s investment is a major milestone for the LanzaTech and AMCI business combination. The collaboration with Woodside is expected to unlock significant value for LanzaTech, allowing LanzaTech to expand the applications of its technology to different feedstocks and rethink waste management systems.

Woodside and LanzaTech expect to further collaborate to explore and develop additional products from greenhouse gas emissions.

Woodside CEO, Meg O’Neill said, “As the energy transition advances, we anticipate increasing demand for carbon capture utilisation and storage (CCUS). LanzaTech have an innovative approach towards not just reducing greenhouse gas emissions but transforming them into useful products. Their skillset in the fields of synthetic biology, bioinformatics, artificial intelligence, and machine learning coupled with engineering offers a potential opportunity to realise this aspiration.

This is a step forward in achieving our goal of building a new energy portfolio centered on profitably investing in the products and services to support our customers’ chosen decarbonisation pathways.”

“We are excited to be part of Woodside Energy’s journey as they build a portfolio of lower-carbon services,” said LanzaTech CEO Dr. Jennifer Holmgren.

“Conversion of greenhouse gases into value added products unlocks multiple benefits for our environment. With both this collaboration agreement and new investment into the PIPE, we see the potential to work together to reduce emissions and repurpose carbon into useful products.”

Contacts:

MEDIA Ben Cranston E: ben.cranston@woodside.com.au M: +61 427 482 365	Freya Burton E: freya@lanzatech.com

About Woodside

Woodside is a global energy company, proudly Australian with a spirit of innovation and determination. Woodside provides energy that the world needs to heat homes, keep lights on and support industry. The company aims to thrive through the global energy transition with a low-cost, lower-carbon, profitable, resilient and diversified portfolio.

Woodside has a growing portfolio of carbon services (offsets, carbon capture and storage, carbon capture and utilisation), hydrogen, ammonia and renewable power opportunities in Australia and internationally. Our new energy opportunities include proposed hydrogen and ammonia projects H2Perth and H2TAS in Australia and a proposed hydrogen project H2OK in North America.

Website: www.woodside.com

About LanzaTech:

LanzaTech harnesses the power of biology and big data to create climate-safe materials and fuels. With expertise in synthetic biology, bioinformatics, artificial intelligence, and machine learning coupled with engineering, LanzaTech has created a platform that converts waste carbon into new everyday products that would otherwise come from virgin fossil resources. LanzaTech’s first two commercial scale gas fermentation plants have produced over 40 million gallons of ethanol, which is the equivalent of offsetting the release of 200,000 metric tons of CO2 into the atmosphere. Additional plants are under construction globally. LanzaTech is based in Illinois, USA. For more LanzaTech company news, visit lanzatech.com.

As previously announced, LanzaTech has entered into a merger agreement for a business combination transaction (“the “Business Combination”) with AMCI Acquisition Corp. II (Nasdaq: AMCI). Upon closing, the combined company is expected to trade on Nasdaq under the ticker symbol “LNZA”.

Important Information About the Business Combination and Where to Find It

The proposed Business Combination will be submitted to stockholders of AMCI for their consideration. AMCI has filed a registration statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the “SEC”) that includes both a preliminary prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI's stockholders in connection with AMCI's solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read, the preliminary proxy statement/prospectus and, when available, any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC, because these documents will contain important information about AMCI, LanzaTech and the business combination. After the Registration Statement is declared effective, AMCI will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain a copy of the Registration Statement, including the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the business combination and other documents filed by AMCI with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of LanzaTech and Woodside. These statements are based on the beliefs and assumptions of the management of LanzaTech and Woodside, respectively. Although LanzaTech and Woodside believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, they cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, LanzaTech’s management and Woodside’s management, respectively. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of LanzaTech and Woodside, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. New risk factors that may affect actual results or outcomes emerge from time to time and it is not possible to predict all such risk factors, nor can LanzaTech or Woodside assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to LanzaTech, Woodside or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Neither LanzaTech nor Woodside undertakes any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-Solicitation

This press release shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.